Exhibit 3.525
ARTICLES OF INCORPORATION

2654193

ENDORSED – FILED
in the office of the Secretary of State of the State of California

JUN – 3 2004

KEVIN SHELLEY Secretary of State
I.
The name of the corporation is Golden Bear Transfer Services, Inc.
II.
The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.
III.
The name in the State of California of this corporation’s initial agent for service process is:
     Name C T Corporation System
IV.
This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 1,000, par value $.01 per share.

/s/ David A. Barclay
David A. Barclay, Incorporator